Schwab Strategic Trust
211 Main Street
San Francisco, CA 94105
October 26, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Schwab Strategic Trust (the “Trust”): Tandy Representations Regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File Nos. 333-160595 and 811-22311)
Dear Mr. Pfortde:
In connection with our request for acceleration of the above-captioned Registration Statement, we hereby represent the following:
(i)	the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(ii)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(iii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iv)	the Trust may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Schwab Strategic Trust

By:	/s/ Randall W. Merk
Name:	Randall W. Merk
Title:	President